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October 30, 2015

VIA EDGAR

CONFIDENTIAL

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Mr. Rufus Decker, Accounting Branch Chief

Ms. Linda Cvrkel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	China Xiniya Fashion Limited Form 20-F for Fiscal Year Ended December 31, 2014 Filed April 28, 2015 File No. 1-34958

Dear Ms. Jenkins:

This letter serves as an extension request on behalf of our client, China Xiniya Fashion Limited (the "Company"), to respond to comments provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in the Staff's letter dated October 21, 2015 (the "Comment Letter"), regarding the Commission's review of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company respectfully requests an additional extension until November 18, 2015 to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than November 18, 2015. Should you have any questions regarding the request made herein, please do not hesitate to contact me by telephone at (650) 838-3753 or via email at aseem@shearman.com. Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

/s/ Alan Seem
Alan Seem

Enclosures

cc:	Qiming Xu, Chairman and Chief Executive Officer, China Xiniya Fashion Limited
Chee Jiong Ng, Chief Financial Officer, China Xiniya Fashion Limited

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